PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 29, 2019

New Issue	October 11, 2019

Filed pursuant to General Instruction II.L of Form F-10
File No. 333-229373

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 29, 2019)

SEABRIDGE GOLD INC.
Up to US$40,000,000

Common Shares

This prospectus supplement (the “Prospectus Supplement”) of Seabridge Gold Inc. (“Seabridge” or the “Company”), together with the accompanying short form base shelf prospectus dated April 29,  2019 (the “Prospectus”), qualifies the distribution (the “Offering”) of common shares (each, an “Offered Share”) of the Company, having an aggregate offering price of up to US$40,000,000 (or C$53,176,000, based on the exchange rate on October 10, 2019 reported by the Bank of Canada). The Company has entered into a Controlled Equity OfferingSM Sales Agreement dated October 11, 2019 (the “Sales Agreement”) with Cantor Fitzgerald & Co (the “Lead Agent”) and B. Riley FBR, Inc. (together with the Lead Agent, the “Agents”) in respect of the Offering, pursuant to which the Company may distribute Offered Shares from time to time through the Agents, as agent for the distribution of the Offered Shares, in accordance with the terms of the Sales Agreement. The Offering is being made in the United States under the terms of a registration statement on Form F-10 (SEC File No. 333-229373) (the “Registration Statement”) filed and effective with the United States Securities and Exchange Commission (the “SEC”). See “Plan of Distribution”.

The outstanding common shares of the Company (“Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SEA” and on the New York Stock Exchange (the “NYSE”) under the symbol “SA”. On October 10, 2019, the last day before the filing of this Prospectus Supplement, the closing trading price of the Common Shares on the TSX was C$17.20 per Common Share and the closing trading price of the Common Shares on the NYSE was US$12.95 per Common Share. The Company has applied to the TSX for the listing of the Offered Shares offered hereunder and such listing is subject to the approval of the TSX in accordance with its applicable listing requirements. NYSE approval is not required for the listing of the Offered Shares offered hereunder.

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions (“NI 44-102”), including sales made directly on the NYSE or on any other recognized marketplace outside of Canada upon which the Common Shares are listed, quoted or traded in the United States. No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of any distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Company may terminate the Offering after raising only a small portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

The Company will pay the Agents compensation, or allow a discount, for its services in acting as agents in connection with the sale of Offered Shares pursuant to the terms of the Sales Agreement an amount equal to 2.0% of the gross sales price per Offered Share sold.

As sales agents, the Agents will not engage in any transactions to stabilize the price of the Common Shares. No underwriter or dealer involved in the Offering, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the Offering or effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares in connection with the Offering. See “Plan of Distribution”.

The Agents are not registered as investment dealers in any Canadian jurisdiction and accordingly, the Agents will only sell the Offered Shares in the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

The purchase and ownership of Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors in the AIF (as herein defined) and the other documents incorporated herein and therein by reference, for a description of risks involved in an investment in Offered Shares. This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the accompanying short form base shelf Prospectus.

The Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, (“IFRS”) and thus may not be comparable to financial statements of United States companies. The Company’s financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the SEC independence standards.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the heading “Certain United States Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that some or all of its officers, directors and experts named in this Prospectus Supplement and the accompanying Prospectus are residents of a country other than the United States and that a substantial portion of the Company’s assets and the assets of said persons are located outside the United States. Certain of the Company’s directors reside outside of Canada, being Rudi P. Fronk, A. Frederick Banfield, Richard Kraus, Eliseo Gonzalez-Urien, Melanie Miller and Jay Layman. Each of such directors has appointed Seabridge, 400 - 106 Front Street East, Toronto, Ontario, M5A 1E1 as their agent for service of process. Although they have appointed Seabridge as their agent for service of process in Canada, purchasers are advised that it might not be possible for investors to enforce judgments obtained in Canada against Messrs. Fronk, Banfield, Kraus, Gonzalez-Urien and Layman and Ms. Miller.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Company’s head office is at 106 Front Street East, Suite 400, Toronto, Ontario, Canada, M5A 1E1 and its registered office is at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This Prospectus Supplement and the accompanying Prospectus dated April 29, 2019 are part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process.

This Prospectus Supplement and the accompanying Prospectus relate to the offer by us of our Offered Shares to certain investors. We provide information to you about this offering of Offered Shares in two separate documents: (1) this Prospectus Supplement, which describes the specific details regarding this offering; and (2) the accompanying Prospectus, which provides general information, some of which may not apply to this Offering. If information in this Prospectus Supplement is inconsistent with the accompanying Prospectus, you should rely on this Prospectus Supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this Prospectus Supplement or the accompanying Prospectus—the statement in the document having the later date modifies or supersedes the earlier statement as our business, financial condition, results of operations and prospects may have changed since the earlier dates. You should read this Prospectus Supplement, the accompanying Prospectus and the documents and information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus when making your investment decision. You should also read and consider the information in the documents we have referred you to under the headings “Where You Can Find Additional Information” and “Documents Incorporated by Reference.” These documents contain information you should consider when making your investment decision.

You should rely only on information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. We have not, and the Agents have not, authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy our Offered Shares only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus Supplement, the accompanying Prospectus and the documents and information that have been filed with the SEC and the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer incorporated by reference in this Prospectus Supplement and the accompanying Prospectus are accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement or of any sale of Offered Shares.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “Seabridge”, the “Company”, “we”, “us” and “our” includes Seabridge Gold Inc. and each of its material subsidiaries, as the context requires.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus Supplement and the accompanying Prospectus are references to Canadian dollars. Unless stated otherwise, references to “$” or “C$” are to Canadian dollars and references to “US dollars” or “US$” are to United States dollars. On October 10, 2019, the exchange rate as reported by the Bank of Canada for the conversion of one Canadian dollar into United States dollars was C$1.00 equals US$1.3294.

The high, low, average and closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended June 30, 2019, December 31, 2018 and December 31, 2017, as quoted by the Bank of Canada, were as follows:

	Period from January 1, 2019 to June 30, 2019	Year Ended December 31
		2018	2017
	(expressed in Canadian dollars)
Highest rate during period	1.3600	1.3642	1.3743
Lowest rate during period	1.3087	1.2288	1.2128
Average rate during period	1.3336	1.2957	1.2986
Rate at the end of period	1.3087	1.3642	1.2545

The average exchange rate is calculated using the average of the daily rate on the last business day of each month during the applicable fiscal year or interim period. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned not to assume that the exchange rates presented here are necessarily indicative of future exchange rates.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles and therefore may not be comparable in all material respects to financial information prepared in accordance with United States generally accepted accounting principles.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance with respect to the Company’s projects, business approach and plans, including capital, operating and cash flow estimates; business transactions such as the potential sale or joint venture of the Company’s KSM Project and Courageous Lake Project (each as defined in AIF) and the acquisition of interests in mineral properties; requirements for additional capital; the estimation of mineral resources and reserves; and the timing of completion and success of exploration and development activities, community relations, required regulatory and third party consents, permitting and related programs in relation to the KSM Project, Courageous Lake Project or Iskut Project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”). In addition, statements concerning mineral reserve and mineral resource estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed and the economics of developing a property and producing minerals.

Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this Prospectus Supplement and the accompanying Prospectus, the Company has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; (4) estimated mineral resources and reserves at the Company’s projects have merit and there is continuity of mineralization as reflected in such estimates; and (5) the Company will receive all required regulatory approvals required in respect of this Prospectus Supplement.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	the Company’s history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;
●	risks related to the Company’s ability to continue its exploration activities and future development activities, and to continue to maintain corporate office support of these activities, which are dependent on the Company’s ability to enter into joint ventures, to sell property interests or to obtain suitable financing;
●	uncertainty of whether the reserves estimated on the Company’s mineral properties will be brought into production;
●	uncertainties relating to the assumptions underlying the Company’s reserve and resource estimates;
●	uncertainty of estimates of capital costs, operating costs, production and economic returns;
●	risks related to commercially producing precious metals from the Company’s mineral properties;
●	risks related to fluctuations in the market price of gold, copper and other metals;
●	risks related to fluctuations in foreign exchange rates;
●	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in exploration or mining, which may be uninsurable or not insurable in adequate amounts;
●	risks related to obtaining all necessary permits and governmental approvals for exploration and development activities, including in respect of environmental regulation;
●	uncertainty related to title to the Company’s mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;
●	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights;
●	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;
●	increased competition in the mining industry;
●	the Company’s need to attract and retain qualified management and personnel;
●	risks related to possible conflicts of interest due to some of the Company’s directors’ and officers’ involvement with other natural resource companies;
●	the Company’s classification as a “passive foreign investment company” under the United States tax code;
●	risks associated with the use of information technology systems and cybersecurity; and
●	uncertainty surrounding an audit by the Canada Revenue Agency (“CRA”) of Canadian exploration expenses incurred by the Company during the 2014, 2015 and 2016 financial years which the Company has renounced to subscribers of flow-through share offerings and the CRA’s proposal to reduce such renunciations to such subscribers;
●	the reassessment by the CRA of the Company’s refund claim for the 2010 and 2011 financial years in respect of the British Columbia Mining Exploration Tax Credit;
●	risks related to the dilution of shareholders’ interest;
●	the ability for the Company to raise proceeds under the Offering; and
●	risks related to the Company’s broad discretion in the use of the net proceeds of the Offering.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus Supplement under the heading “Risk Factors”, elsewhere in this Prospectus Supplement and the accompanying Prospectus and in documents incorporated by reference herein and therein. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company’s ability to control or predict. It is also noted that while the Company engages in exploration and development of its properties, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The forward looking statements contained in this Prospectus Supplement and the documents incorporated by reference herein and therein are qualified by the foregoing cautionary statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS
CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

The Company is permitted under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, including those set out in SEC Industry Guide 7 under the U.S. Exchange Act (as herein defined), as interpreted by the staff of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

Without limiting the foregoing, this Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, uses the terms “measured”, “indicated” and “inferred” resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category or resource or reserve. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Prospectus Supplement or the accompanying Prospectus, or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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DOCUMENTS INCORPORATED BY REFERENCE

The Prospectus, and the documents incorporated by reference in the Prospectus, as well as the following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

a)	the annual information form of the Company dated March 26, 2019 for the year ended December 31, 2018 and filed on SEDAR on March 27, 2019 under National Instrument 51-102;

b)	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2018 and 2017, together with the notes thereto and the auditors’ report thereon and related management’s discussion and analysis, filed on SEDAR on March 27, 2019;

c)	the unaudited interim condensed consolidated financial statements of the Company as at June 30, 2019 and for the three and six months ended June 30, 2019 and 2018, together with the notes thereto and related management’s discussion and analysis, filed on SEDAR on August 13, 2019;

d)	the management information circular dated May 7, 2019 relating to the annual meeting of shareholders of the Company held on June 26, 2019;

e)	material change report dated July 23, 2019 in respect of a non-brokered private placement of one million Common Shares at a price of C$17.02 per share for gross proceeds of C$17,020,000 and an option to purchase a further 200,000 Common Shares at the same price; and

f)	material change report dated June 10, 2019 in respect of an agreement with the Tahltan Nation in connection with the Company’s KSM Project (as defined in the Prospectus).

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).

A reference herein to this Prospectus Supplement also means any and all documents incorporated by reference in this Prospectus Supplement. Any document of the type referred to above, any material change reports (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required, and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution shall be deemed to be incorporated by reference in this Prospectus Supplement.

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded by this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the accompanying Prospectus, except as so modified or superseded.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, General Counsel and Corporate Secretary of the Company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292, and are also available electronically on SEDAR at www.sedar.com and www.sec.gov/edgar.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the accompanying Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the U.S. registration statement on Form F-10 (File No. 333-229373) of which this Prospectus Supplement and the accompanying Prospectus form a part: (i) the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the accompanying Prospectus; (ii) powers of attorney from certain of the Company’s officers and directors; and (iii) the Sales Agreement.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about the Company, the Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and the Offering, we encourage you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement and the documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

Overview

Seabridge is a gold resource company which is focused on the exploration and advancement of its KSM project (for Kerr-Sulphurets-Mitchell) located in Northwestern British Columbia, Canada (the “KSM Project”) and its Courageous Lake project located in the Northwest Territories, Canada, (the “Courageous Lake Project”) and on the exploration of its Iskut project located in Northwestern, British Columbia, Canada (the “Iskut Project”) and the Snowstorm project located in the northern Nevada, USA. The Company exists under the Canada Business Corporations Act.

The Company owns six properties and its material properties are its KSM Project and its Courageous Lake Project, both of which host reserves. The Company holds a 100% interest in each of its properties other than a small portion of the Iskut Project, in which it owns a 95% interest. The Quartz Mountain Project is subject to an option agreement under which the optionee may acquire a 100% interest in such project. At the date of this Prospectus Supplement, over 80% of the mineral resources at all of the Company’s projects combined are at the KSM Project. In 2019, the Company is continuing exploration at its KSM Project, Iskut Project and Snowstorm Project and advancing work on its Courageous Lake Project. The Company believes that each of the Iskut Project and the Snowstorm Project provide good potential for a sizeable discovery. The Company has completed geophysical surveys to identify priority drill targets at both projects with a drill program having commenced at the Snowstorm Project earlier in 2019.

More detailed information regarding the business, operations, assets and properties of Seabridge can be found in the annual information form of the Company dated March 26, 2019 for the year ended December 31, 2018 (the “AIF”) and other documents which are incorporated herein by reference. See “Documents Incorporated by Reference”.

THE OFFERING

Common Shares offered by us	Common Shares having an aggregate offering price of up to US$40,000,000 (or C$53,176,000, based on the exchange rate on October 10, 2019 reported by the Bank of Canada).

Plan of Distribution	“At-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE or on any other existing trading market for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada. The Offered Shares will be distributed at market prices prevailing at the time of the sale of such Offered Shares. See “Plan of Distribution”.

Use of proceeds	The Company intends to use the net proceeds from the Offering to advance the exploration and development of the Company’s projects and for general working capital but may also use it for acquisitions. See “Use of Proceeds”.

Risk factors	See “Risk Factors” in this Prospectus Supplement and the risk factors discussed or referred to in the documents incorporated by reference (including the Annual Information Form) into this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.

Tax considerations	Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their tax advisor. See “Certain United States Federal Income Tax Considerations” in this Prospectus Supplement.

Listing symbol	The Common Shares are listed for trading on the TSX under the symbol “SEA” and on the NYSE under the symbol “SA”.

RISK FACTORS

Investing in the Common Shares is speculative and involves a high degree of risk. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference herein or therein, each of which could cause purchasers of Offered Shares to lose part or all of their investment. Before deciding to invest in the Offered Shares, investors should carefully consider the risk factors set out below, in addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein.

Risks Relating to the Company and its Industry

In addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out under “Risk Factors” in the AIF and the Company’s annual and interim management’s discussion and analysis for the year ended December 31, 2018 and the six months ended June 30, 2019 (as well as any future such documents incorporated by reference herein) in evaluating the Company and its business before making an investment in the Offered Shares.

Risks relating to the Offering

Shareholders’ interest may be diluted in the future

The Company likely requires additional funds for exploration and development programs or potential acquisitions. If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing or future shareholders. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer immediate dilution in the net tangible book value of their shares. Moreover, the issuance of Offered Shares pursuant to this Offering from time to time will dilute the interests of existing or future shareholders.

There is No Certainty Regarding the Net Proceeds to the Company

There is no certainty that US$40,000,000 will be raised under the Offering. The Agent has agreed to use its commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agent is not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

The Company has Broad Discretion in the Use of the Net Proceeds from the Offering and May Use Them in Ways Other than as Described Herein

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company under the Offering, if any, and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline. Because of the number and variability of factors that will determine the Company’s use of such proceeds, if any, the Company’s ultimate use might vary substantially from its planned use. You may not agree with how the Company allocates or spend the proceeds from the Offering, if any.

Risks relating to the Company

Likely PFIC status has possible adverse U.S. federal income tax consequences for U.S. investors

The Company was likely a “passive foreign investment company” (a “PFIC”) within the meaning of the U.S. Internal Revenue Code in one or more prior tax years, expect to be a PFIC for the current tax year, and may also be a PFIC in subsequent years. A non-U.S. corporation is a PFIC for any tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income, and thereafter unless certain elections are made.

If the Company is a PFIC for any year during a U.S. taxpayer’s holding period, such taxpayer may be required to treat any gain recognized upon a sale or disposition of the Common Shares as ordinary income (rather than capital gain), and any resulting U.S. federal income tax may be increased by an interest charge. Rules similar to those applicable to dispositions will generally apply to certain “excess distributions” in respect of the Common Shares. A U.S. taxpayer may generally avoid these unfavorable tax consequences by making a timely and effective “qualified electing fund” (“QEF”) election or “mark-to-market” election with respect to the Common Shares. A U.S. taxpayer who makes a timely and effective QEF election must generally report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company makes any distributions to shareholders in such year. A U.S. taxpayer who makes a timely and effective mark-to-market election must, in general, include as ordinary income, in each year in which the Company is a PFIC, the excess of the fair market value of the Common Shares over the taxpayer’s adjusted cost basis in such shares. Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of the Common Shares.

This risk factor is qualified in its entirety by the discussion provided below under the heading, “Certain United States Federal Income Tax Considerations.”

CONSOLIDATED CAPITALIZATION

Since the date of the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2019 which are incorporated by reference in this Prospectus Supplement, there have been no material changes to the share and loan capital of the Company on a consolidated basis, except for the issuance of securities set forth under “Prior Sales”.

Assuming the entire Offering is sold, total equity capitalization will increase by approximately US$39,010,000, being the aggregate proceeds of US$40,000,000, less commissions of US$800,000 and estimated total offering expenses of US$190,000. The number of Offered Shares issued will depend upon the at-the-market prices at which they are sold.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agent in an “at-the-market distribution” will be the gross proceeds after deducting the applicable compensation payable to the Agent under the Sales Agreement and the expenses of the distribution.

The Company expects to use the net proceeds from the Offering, to advance the exploration and development of the Company’s projects and for general working capital but may also use net proceeds to fund all or a portion of the price of an acquisition. None of the proceeds have been allocated to a specific capital expenditure or future acquisition. The Company reserves the right, for sound business reasons and at the sole discretion of the Company’s management, to reallocate the proceeds of this offering in response to developments in the Company’s business and other factors.

Business Objectives

The Company is primarily focused on advancing the KSM Project as it seeks a major mining company as a joint venture partner at, or purchaser of, the KSM Project. The Company sets forth its business objectives for the ensuing year and reports on its success in achieving its business objectives from the previous year in its annual report to shareholders. For 2019, the Company’s business objectives include:

●	complete a joint venture agreement on the KSM Project with a suitable partner on terms advantageous to Seabridge

●	continue to strengthen our social license by responding effectively to the needs and concerns of Treaty and First Nations and local communities

●	execute an initial drill test at the Snowstorm Project targeting a Getchell/Twin Creeks style deposit

●	evaluate the potential for blind new porphyry targets at KSM that would enhance the “blue sky” value of the project

●	confirm a potential porphyry deposit below the Quartz Rise lithocap at the Iskut Project and define drill targets

●	continue the reclamation and closure of the Johnny Mountain mine in cooperation with the Tahltan Nation and B.C. regulators

●	evaluate the potential of incorporating the Iron Cap deposit earlier in the KSM mine plan to further improve project economics

●	determine if there is a more robust project at Courageous Lake than the one envisaged in the 2012 PFS

●	increase gold ownership per common share by way of accretive resource additions from acquisitions and/or continued exploration at the Company’s projects.

PLAN OF DISTRIBUTION

The Company has entered into the Sales Agreement with the Agents under which it may issue and sell from time to time Offered Shares through the Agents having an aggregate sales amount of up to US$40,000,000 (or C$53,176,000, based on the exchange rate on October 10, 2019 reported by the Bank of Canada). Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE or other existing trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada through the TSX or any other trading market in Canada.

The Agents will offer the Offered Shares subject to the terms and conditions of the Sales Agreement on a daily basis or as otherwise agreed upon by the Company and the Agents. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement instruction to the Agents.

Subject to the terms and conditions of the Sales Agreement, the Agents will use its commercially reasonable efforts to sell on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell the Offered Shares if the sales cannot be effected at or above the price designated by the Company in any such instruction.

Either the Company or the Agents may suspend the Offering of the Offered Shares being made through the Agents under the Sales Agreement upon proper notice to the other party. The Company and the Agents each have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement in each party’s sole discretion at any time.

The Company will pay the Agents compensation, or allow a discount, for its services in acting as agents or in the sale of the Offered Shares pursuant to the terms of the Sales Agreement an amount equal to 2.0% of the gross sales price per Offered Share sold. The Company has also agreed to reimburse the Agents for certain specified expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed US$50,000. The remaining sales proceeds, after deducting any expenses payable by the Company and any transaction, listing or filing fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company for the sale of such Offered Shares.

The Agents will provide written confirmation to the Company following the close of trading on the NYSE on each day in which Offered Shares are sold through them as agent under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the volume-weighted average price of the Offered Shares sold on the NYSE, and net proceeds to the Company.

Settlement for the sales of the Offered Shares will occur, unless the parties agree otherwise, on the second trading day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no agreement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares as contemplated in this Prospectus Supplement will be settled through the facilities of The Depository Trust Company in the United States, or by such other means as the Company and the Agents may agree upon.

Cantor Fitzgerald & Co and B. Riley FBR, Inc. are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell the Offered Shares in the United States, and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. Subject to applicable laws, the Agents may offer the Offered Shares outside of Canada and the United States.

In connection with the sales of the Offered Shares on the Company’s behalf, each of the Agents will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents will be deemed to be underwriting commissions or discounts. The Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act. In addition, the Company has agreed, under certain circumstances, to reimburse the reasonable fees and disbursements of the Agent’s’ legal counsel and the Agent’s other advisors in connection with this Offering. The expenses of the Offering, excluding commissions payable to the Agents under the Sales Agreement, are estimated to be approximately US$190,000.

The Agents will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over allot, securities in connection with the distribution or has effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The Offering pursuant to the Sales Agreement will terminate upon the termination of the Sales Agreement as permitted therein. The Company and the Agents may each terminate the Sales Agreement at any time upon ten days’ prior notice or by either Agent at any time in certain circumstances, including the occurrence of a material and adverse change in the Company’s business or financial condition that makes it impractical or inadvisable to market the Company’s common shares or to enforce contracts for the sale of the Company’s common shares.

This Prospectus Supplement and the Prospectus may be made available in electronic format on the websites maintained by the Agents or their U.S. affiliates participating in the Offering. Other than the Prospectus Supplement and Prospectus in electronic format, the information on these websites is not part of this Prospectus Supplement or the Registration Statement of which this Prospectus Supplement forms a part, has not been approved or endorsed by the Company or the Agents in their capacity as agents, and should not be relied upon by investors.

Certain of the Agents and its affiliates have provided in the past to the Company and its affiliates, and may provide from time to time in the future, various investment banking, commercial banking, financial advisory and other financial services for the Company and its affiliates, for which services they have received, and may continue to receive in the future, customary fees and commissions. To the extent required by Regulation M, the Agents will not engage in any market making activities involving the Common Shares, while the Offering is ongoing under this Prospectus Supplement. However, from time to time, the Agents and its U.S. affiliates may have effected transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company’s equity securities, and may do so in the future.

The Company has applied to the TSX to conditionally approve the listing of the Offered Shares offered by this Prospectus Supplement. Listing is subject to us fulfilling all of the requirements of the TSX, which cannot be assured. NYSE approval is not required for the listing of the Offered Shares offered hereunder.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares, issuable in series, of which at October 10, 2019, 63,279,403 Common Shares were issued and outstanding and no preferred shares were issued and outstanding.

The holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.

The directors of the Company are authorized to create series of preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors and shall have priority over the Common Shares to the property and assets of the Company in the event of liquidation, dissolution or winding-up of the Company.

PRIOR SALES

Common Shares

During the 12-month period before the date of this Prospectus Supplement, the Company issued the following Common Shares:

DATE OF ISSUANCE	SECURITY	PRICE PER SECURITY (C$)	NUMBER OF SECURITIES
October 11, 2018	Common Shares(3)	6.30	1,066
October 11, 2018	Common Shares(3)	10.45	1,667
October 11, 2018	Common Shares(3)	12.91	40,000
October 12, 2018	Common Shares(3)	6.30	1,349
October 12, 2018	Common Shares(3)	12.91	59,800
October 15, 2018	Common Shares(3)	11.13	25,000
October 16, 2018	Common Shares(3)	10.45	1,667
October 17, 2018	Common Shares(3)	6.30	1,190
November 15, 2018	Common Shares(3)	10.45	3,334
November 26, 2018	Common Shares(2)	14.00	1,000,000
December 3, 2018	Common Shares(4)	10.45	62,750
December 11, 2018	Common Shares(3)	8.00	50,000
December 14, 2018	Common Shares(2)	14.00	250,000
December 20, 2018	Common Shares(3)	10.36	50,000
December 28, 2018	Common Shares(2)	20.50	250,000
January 04, 2019	Common Shares(3)	10.36	250,000
January 15, 2019	Common Shares(1)	17.30	100,000
January 25, 2019	Common Shares(3)	6.30	317
January 30, 2019	Common Shares(3)	6.30	2,856
February 1, 2019	Common Shares(3)	10.45	6,667
February 19, 2019	Common Shares(3)	10.45	1,667
February 19, 2019	Common Shares(3)	11.13	143
February 20, 2019	Common Shares(3)	10.45	1,667
February 22, 2019	Common Shares(3)	6.30	714
February 22, 2019	Common Shares(3)	11.13	34,857
February 25, 2019	Common Shares(3)	11.13	20,000
March 20, 2019	Common Shares(3)	6.30	1,587
April 02, 2019	Common Shares(4)	15.46	68,000
April 05, 2019	Common Shares(3)	10.36	50,000
April 10, 2019	Common Shares(3)	10.36	50,000
May 22, 2019	Common Shares(3)	9.72	25,000
June 13, 2019	Common Shares(3)	9.72	25,000
June 18, 2019	Common Shares(3)	11.13	10,000
June 27, 2019	Common Shares(3)	6.30	500
July 19, 2019	Common Shares(5)	18.63	50,000
August 02, 2019	Common Shares(2)	17.02	1,000,000
August 23, 2019	Common Shares(3)	6.30	2,857
August 23, 2019	Common Shares(3)	13.14	3,333
August 28, 2019	Common Shares(2)	17.02	200,000
August 29, 2019	Common Shares(1)	21.11	25,000
August 30, 2019	Common Shares(3)	13.14	1,666
September 03, 2019	Common Shares(3)	11.13	15,000
September 06, 2019	Common Shares(2)	24.64	100,000
Total			3,841,450

(1)	Common Shares issued pursuant to an acquisition involving the Company.

(2)	Common Shares issued under a private placement completed by the Company.

(3)	Common Shares issued pursuant to the Company’s Stock Option Plan

(4)	Common Shares issued pursuant to the Company’s Restricted Share Unit Plan

(5)	Common Shares issued pursuant to Impact Benefit Agreement

Stock Options

During the 12-month period before the date of this Prospectus Supplement, the Company issued the following stock options, which are convertible into Common Shares but are not listed or quoted on a marketplace:

DATE OF ISSUANCE	SECURITY	EXERCISE PRICE PER SECURITY		NUMBER OF SECURITIES
October 11, 2018	Stock Options	C$	16.94	50,000
December 12, 2018	Stock Options	C$	15.46	568,000
June 26, 2019	Stock Options	C$	17.72	50,000

As of the date hereof, there are options outstanding to purchase 3,003,150 common shares of the Company at exercise prices ranging from C$6.30 to C$17.72 with expiry dates ranging from June 23, 2020 to June 26, 2024.

Restricted Share Units (“RSUs”)

During the 12-month period before the date of this Prospectus Supplement, the Company issued the following RSUs, which are convertible into Common Shares but are not listed or quoted on a marketplace:

DATE OF ISSUANCE	SECURITY	EXERCISE PRICE PER SECURITY		NUMBER OF SECURITIES
December 12, 2018	RSUs	C$	15.46	68,000	(1)

(1)	RSUs vested on April 2, 2019.

As of the date hereof, there are no RSUs outstanding.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol “SEA” and the NYSE under the symbol “SA”. The following table sets forth, for the 12 month period prior to the date of this Prospectus Supplement, details of the trading prices and volume on a monthly basis of the Common Shares on the TSX and NYSE, respectively:

	Toronto Stock Exchange			NYSE
Period	Volume	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)
2018
October	4,035,870	19.84	16.32	9,697,610	15.30	12.50
November	1,724,121	17.33	14.89	8,806,298	13.25	11.22
December	1,481,754	18.15	15.26	8,462,291	13.42	11.41
2019
January	1,485,860	18.64	16.38	8,387,598	14.03	13.76
February	1,139,376	20.10	17.29	5,145,333	15.24	13.01
March	1,402,939	19.49	16.52	8,012,969	14.54	12.35
April	1,909,180	16.63	14.74	8,622,841	12.47	11.01
May	1,430,350	16.41	14.74	6,508,230	12.20	10.95
June	1,427,670	19.00	15.51	10,060,948	14.43	11.69
July	1,020,750	19.40	16.95	8,611,067	14.84	12.90
August	1,735,800	21.29	17.07	12,587,221	16.14	12.85
September	3,976,090	21.98	16.57	10,718,274	16.55	12.5102
October 1-10	633,270	17.57	16.35	2,486,335	13.28	12.287

On October 10, 2019 the last trading day of the Common Shares prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$17.20 and on the NYSE was US$12.95.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition of Common Shares pursuant to the Offering and the ownership and disposition of the Common Shares. This summary applies only to U.S. Holders who hold Common Shares as capital assets (generally, property held for investment) and who acquire Common Shares at their original issuance pursuant to the Offering and does not apply to any subsequent U.S. Holder of a Common Share.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership, or disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership, or disposition of Common Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada- U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

●	An individual who is a citizen or resident of the U.S.;
●	A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

●	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	A trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the acquisition, ownership, or disposition of Common Shares.

Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the Common Shares pursuant to the Offering and the acquisition, ownership, or disposition of Common Shares.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of the Offered Shares (whether or not any such transactions are undertaken in connection with the purchase of the Offered Shares), other than the U.S. federal income tax considerations to U.S. Holders of the acquisition of Offered Shares and the ownership and disposition of such Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership, or disposition of Common Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power or value, of the outstanding stock of the Company; and (i) U.S. Holders subject to Section 451(b) of the Code. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership, or disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership, or disposition of the Common Shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, or disposition of Common Shares.

Ownership and Disposition of Common Shares

Distributions on Common Shares

As stated above, the Company has never paid a dividend and has no intention of paying a dividend. Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will be reported to them as a dividend. Dividends received on the Common Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Company is eligible for the benefits of the Canada-U.S. Tax Convention or another qualifying income tax treaty with the United States that includes an exchange of information program that the U.S. Treasury Department has determined is satisfactory for these purposes, or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Such capital gain or loss will generally be a long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the Common Shares is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in Common Shares generally will be such U.S. Holder’s U.S. dollar cost for such Common Shares.

PFIC Status of the Company

Because the Company is not producing revenue from its mining operations, the Company believes that it may have been classified as a PFIC for its taxable year ended December 31, 2018. If the Company is or becomes a PFIC, the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares will be different from the foregoing description. The U.S. federal income tax consequences of acquiring, owning and disposing of Common Shares if the Company is or becomes a PFIC are described below under the heading “Tax Consequences if the Company is a PFIC.”

A non-U.S. company is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) 50% or more (by value) of its assets (based on an average of the quarterly values of the assets during such tax year) either produce or are held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or other operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions and the excess gains over losses from the disposition of certain assets that produce passive income. If a non-U.S. company owns at least 25% (by value) of the stock of another company, the non-U.S. company is treated, for the purposes of the income test and asset test, as owning its proportionate share of the assets of the other company and as receiving directly its proportionate share of the other company’s income.

Under certain attribution and indirect ownership rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Company’s Common Shares are made.

As stated above, the Company believes that it may have been classified as a PFIC for its taxable year ended December 31, 2018. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Company.

Tax Consequences if the Company is a PFIC

If the Company is a PFIC for any tax year during which a U.S. Holder holds Common Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such Common Shares. If the Company is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the Company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder makes a “deemed sale” election with respect to the Common Shares. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares will not be treated as shares of a PFIC unless the Company subsequently becomes a PFIC. U.S. Holders should consult their own U.S. tax advisors regarding the availability and desirability of a deemed sale election.

Under the default PFIC rules:

●	Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the shorter of the preceding three years, or the U.S. Holder’s holding period for the Common Shares) received on Common Shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the Common Shares;

●	The amount allocated to the current tax year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year;
●	The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and
●	An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Company and each Subsidiary PFIC as a QEF under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the default PFIC rules described above with respect to Common Shares.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Company’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Company. If the Company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the Common Shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of Common Shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Company setting forth the ordinary earnings and net capital gains for the year. The Company generally provides this statement annually on its website. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Company was not a PFIC and did not file a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Company and any Subsidiary PFIC.

Alternatively, a Mark-to-Market Election may be made with respect to “marketable stock” in a PFIC, which is stock that is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the Common Shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its Common Shares. However, there is no assurance that the Common Shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default PFIC rules, described above, with respect to deemed dispositions of Subsidiary PFIC stock, or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to Common Shares generally will be required to recognize as ordinary income in each tax year in which the Company is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the Common Shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the Common Shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its Common Shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the Common Shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the Common Shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of Common Shares may (under certain circumstances) be entitled to receive either a deduction or a credit for such Canadian income tax paid, generally at the election of such U.S. Holder. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Generally, dividends paid by a non-U.S. Company should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. Company by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a cash-basis U.S. Holder in connection with the ownership of Common Shares, or on the sale or other taxable disposition of Common Shares will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would generally be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. Company. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Common Shares, and (b) proceeds arising from the sale or other taxable disposition of Common Shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) and the regulations thereunder generally applicable to an investor who acquires as beneficial owner Common Shares pursuant to the Offering and who, for the purposes of the Tax Act and at all relevant times deals at arm’s length with the Company and the Agents, is not affiliated with the Company or the Agents, is not exempt from tax under Part I of the Tax Act, and who acquires and holds the Common Shares, as capital property (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use the Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act or any applicable income tax treaty or convention; and (ii) does not and will not use or hold, and is not and will not be deemed to hold, the Common Shares in connection with carrying on a business in Canada (“Non-Resident Holders”). This summary does not apply to a Holder that has or will enter into a “synthetic disposition arrangement” or “derivative forward agreement” (as such terms are defined in the Tax Act). Such Holders should consult their own tax advisors with respect to an investment in Common Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof and the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. No legal opinion from Canadian legal counsel or ruling from the CRA has been requested, or will be obtained, regarding the Canadian federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the daily noon rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a beneficially entitled Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and who is fully entitled to the benefits of the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Common Shares

Upon a disposition (or a deemed disposition) of a Common Share (other than to the Company unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Non-Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such security, as applicable, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such security to the Non-Resident Holder.

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share, unless the Common Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty. In addition, capital losses arising on the disposition or deemed disposition of a Common Share will not be recognized under the Tax Act, unless the Common Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the NYSE and TSX), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act) or (d) an option, an interest or right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may otherwise be deemed taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

LEGAL MATTERS

The Company is being represented in connection with this Offering by DuMoulin Black LLP, as to Canadian legal matters and Carter Ledyard & Milburn LLP, as to U.S. legal matters. The Agents are being represented in connection with this Offering by Bennett Jones LLP, as to Canadian legal matters and Cooley LLP, New York, New York as to U.S. legal matters.

As of this date of this Prospectus Supplement, the respective partners and associates of each of DuMoulin Black LLP, Carter Ledyard & Milburn LLP, Bennett Jones LLP and Cooley LLP own beneficially, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of our associates or affiliates.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is KPMG LLP, Chartered Professional Accountants, of Suite 4600, 333 Bay Street, Toronto, Ontario, Canada. KPMG LLP has reported that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent accountants under all relevant US professional and regulatory standards.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office at 100 University Ave., 9th Floor, Toronto, Ontario, Canada M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401

INTEREST OF EXPERTS

Information regarding certain experts is contained in the Prospectus under “Interests of Experts” and remains current to the date hereof.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is governed by the laws of Canada and its principal place of business is outside the United States. Certain of the directors and officers of the Company and the experts named under “Interests of Experts” in the Prospectus are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

We are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”). As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We publish annually an annual report filed on Form 20-F or Form 40-F containing financial statements that have been examined and reported on, with an opinion expressed by, a qualified independent auditor or certified public accountant.. Company’s filings are available electronically on SEDAR, which can be accessed electronically at www.sedar.com, and on EDGAR, which can be accessed electronically at www.sec.gov. You may also obtain information about us by visiting our website at https://seabridgegold.net. Information contained in our website is not part of this Prospectus Supplement or the accompanying Prospectus.

SEABRIDGE GOLD INC.
Up to US$40,000,000

Common Shares

PROSPECTUS SUPPLEMENT

October 11, 2019